Exhibit 21.1.0

List of Subsidiaries

Name	Jurisdiction
2798331 Ontario Inc.	Ontario, Canada
Metamaterial Exchangeco Inc.	Ontario, Canada
Metamaterial Inc.	Ontario, Canada
Metamaterial Technologies Canada Inc.	Federal, Canada
Nanotech Security Corp.	British Columbia, Canada
1315115 BC Inc.	British Columbia, Canada
Metamaterial Technologies USA Inc.	California, United States
Medical Wireless Sensing Ltd.	London, United Kingdom
Plasma App. Ltd.	Oxford, United Kingdom
Meta Material Single Member S.A.	Greece